Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Earnings:
Income before income taxes	$33,354	$124,209
Add (deduct):
Fixed charges	17,145	69,246
Capitalized interest, net of amortization	(57)	(343)
Other	93	374

Earnings available for fixed charges (a)	$50,535	$193,486

Fixed charges:
Interest expense	$12,778	$51,609
Capitalized interest and tax interest	168	568
One third of rental expense (1)	4,199	17,069

Total fixed charges (b)	$17,145	$69,246

Ratio of earnings to fixed charges (a/b)	2.95	2.79

(1) Considered to be representative of interest factor in rental expense.